UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Fangdd Network Group Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0000001 per share

(Title of Class of Securities)

30712L109 (1)

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

There is no CUSIP number assigned to the Class A Ordinary Shares. This CUSIP number 30712L109 applies to the Issuer’s American Depositary Shares, which are quoted on the Nasdaq Global Market under the symbol “DUO.” Each representing 25 Class A Ordinary Shares.

CUSIP No. 30712L109	13G

1.	Names of Reporting Persons Greyhound Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,375,012 Class A Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,375,012 Class A Ordinary Shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,375,012 Class A Ordinary Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9)

  7.9%(2) of total Class A Ordinary Shares (or 5.5%(3) of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)

12.	Type of Reporting Person (See Instructions) CO

(1)	Based on 4,375,000 American depositary shares (“ADSs”), representing 109,375,012 Class A Ordinary Shares, held by Greyhound Investment Ltd.
(2)

Calculation is based on a total of 1,376,231,023 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2021 as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2021.

(3)

Calculation is based on a total of 1,996,169,081 Ordinary Shares (being the sum of 1,376,231,023 Class A Ordinary Shares and 619,938,058 Class B Ordinary Shares) of the Issuer as a single class as of March 31, 2021 as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on March 31, 2021. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L109	13G

1.	Names of Reporting Persons FountainVest Hills Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,375,012 Class A Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,375,012 Class A Ordinary Shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,375,012 Class A Ordinary Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9)

  7.9%(2) of total Class A Ordinary Shares (or 5.5%(3) of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)

12.	Type of Reporting Person (See Instructions) CO

(1)	Based on 4,375,000 American depositary shares (“ADSs”), representing 109,375,012 Class A Ordinary Shares, held by Greyhound Investment Ltd.

(2)

Calculation is based on a total of 1,376,231,023 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2021 as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2021.

(3)

Calculation is based on a total of 1,996,169,081 Ordinary Shares (being the sum of 1,376,231,023 Class A Ordinary Shares and 619,938,058 Class B Ordinary Shares) of the Issuer as a single class as of March 31, 2021 as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on March 31, 2021. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L109	13G

1.	Names of Reporting Persons FountainVest China Growth Partners GP2 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,375,012 Class A Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,375,012 Class A Ordinary Shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,375,012 Class A Ordinary Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9)

  7.9%(2) of total Class A Ordinary Shares (or 5.5%(3) of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)

12.	Type of Reporting Person (See Instructions) CO

(1)	Based on 4,375,000 American depositary shares (“ADSs”), representing 109,375,012 Class A Ordinary Shares, held by Greyhound Investment Ltd.

(2)

Calculation is based on a total of 1,376,231,023 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2021 as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2021.

(3)

Calculation is based on a total of 1,996,169,081 Ordinary Shares (being the sum of 1,376,231,023 Class A Ordinary Shares and 619,938,058 Class B Ordinary Shares) of the Issuer as a single class as of March 31, 2021 as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on March 31, 2021. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L109	13G

Item 1.

(a)	Name of Issuer Fangdd Network Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices 18/F, Unit B2, Kexing Science Park, 15 Keyuan Road Technology Park, Nanshan District, Shenzhen, 518057 People’s Republic of China

Item 2.

(a)	Name of Person Filing This schedule is filed by and on behalf of:

	1	Greyhound Investment Ltd.

	2	FountainVest Hills Holdings Limited

	3	FountainVest China Growth Partners GP2 Ltd.

(b)	Address of the Principal Office or, if none, Residence

c/o Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands

(c)	Citizenship

	1	Greyhound Investment Ltd.	Cayman Islands

	2	FountainVest Hills Holdings Limited	Cayman Islands

	3	FountainVest China Growth Partners GP2 Ltd.	Cayman Islands

(d)	Title of Class of Securities Class A Ordinary Shares

(e)

CUSIP Number

There is no CUSIP number assigned to the Class A Ordinary Shares. This CUSIP number 30712L109 applies to the Issuer’s American Depositary Shares, which are quoted on the Nasdaq Global Market under the symbol “DUO.” Each representing 25 Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
1	Greyhound Investment Ltd.	109,375,012	7.9%	0	109,375,012	0	109,375,012
2	FountainVest Hills Holdings Limited	109,375,012	7.9%	0	109,375,012	0	109,375,012
3	FountainVest China Growth Partners GP2 Ltd.	109,375,012	7.9%	0	109,375,012	0	109,375,012

(1)

Greyhound Investment Ltd. is the record holder of 4,375,000 ADSs of the Issuer. Greyhound Investment Ltd. is an exempted company incorporated under the laws of the Cayman Islands, and is majority-owned by FountainVest Hills Holdings Limited. FountainVest Hills Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. FountainVest Hills Holdings Limited is 63.2% owned by FountainVest China Growth Capital Fund II, L.P. and 36.2% owned by FountainVest China Growth Fund II, L.P. FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Fund II, L.P. are Cayman Islands limited partnerships. FountainVest China Growth Partners GP2 Ltd., a Cayman Islands company, is the sole general partner of FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Fund II, L.P. FountainVest China Growth Partners GP2 Ltd. is controlled by Kui Tang and George Jian Chuang.

(2)

Represent 7.9% of total Class A Ordinary Shares (or 5.5% of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares). The percentages are calculated based on a total of 1,996,169,081 Ordinary Shares (being the sum of 1,376,231,023 Class A Ordinary Shares and 619,938,058 Class B Ordinary Shares) of the Issuer as a single class as of March 31, 2021 as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on March 31, 2021. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 30712L109	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Greyhound Investment Ltd.

/s/ Neil Gray
Name: Neil Gray Title: Director

FountainVest Hills Holdings Limited

/s/ Neil Gray
Name: Neil Gray Title: Director

FountainVest China Growth Partners GP2 Ltd.

/s/ Brian Lee
Name: Brian Lee Title: Authorized Signatory

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 11, 2022.

Greyhound Investment Ltd.

/s/ Neil Gray
Name: Neil Gray Title: Director

FountainVest Hills Holdings Limited

/s/ Neil Gray
Name: Neil Gray Title: Director

FountainVest China Growth Partners GP2 Ltd.

/s/ Brian Lee
Name: Brian Lee Title: Authorized Signatory